Form U-3A3-1 PRIVATE
(As adopted December 29, 1950)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A3-1

TWELVE-MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A
HOLDING COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 UNDER RULE 3 OF
THE GENERAL RULES AND REGULATIONS UNDER THE ACT

(Note: No statement on this form need to be filed unless an answer other than "None" is required under items 1 or 2.)

Statement for 12-month period ending February 28, 1999

Name of Bank:  State Street Bank and Trust Company
    (subsidiary of State Street Boston Corporation)
Address:	    225 Franklin Street, Boston, MA  02110


Organized in the year 1792 under the laws of MASSACHUSETTS and subject to regulation or examination under the laws of Massachusetts

If the statement is submitted by a receiver, conservator, or liquidating
agent, state name and status:     N/A

IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO THE RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF:

1. The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

(i) beneficially; or
(ii) as trustee or in any fiduciary capacity other than a customary custodian relationship; or
(iii) as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes II,III or IV, or comparable loan classifications.

Name of Company					Total Owned,
and Description					Controlled or		Nature of
of Securities	Total Outstanding	Held by Bank		Holding
(a)				(b)				(c)			   (d)

<F1>


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Instructions to Item 1.

1. Securities representing less than 5% of the outstanding voting securities of the issuer need not be reported unless the issuer is a company named in the answer to item 2 or item 3 of this form.
2. No securities need to be reporting which are owned, controlled or held under a collateral trust agreement or mortgage, securing bonds or any similar instruments, which is not in default as to principal or interest for a period of 90 days or more, unless such trust agreement or mortgage gives the bank the right to vote securities pledged thereunder prior to default.
3. Only the class of voting securities need be described which was owned, controlled or held by the bank. Other securities of the same issuer need not be described.
4. In column (b) state the total number of shares outstanding of the class of securities described in column (a).
5. Under column (d) "Nature of Holdings," indicate by appropriate symbol upon what basis the bank hold the security, e.g., "(i)" if beneficially held, "(ii) as trustee, etc.




2. The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III or IV or comparable loan classification:


Voting Securities of Public-Utility Pledged to Secure Such Loans

Description		Number of Shs
Name of Debtor Co	Amt.of Loan		Of Security		Pledged

(a)				(b)			(c)			(d)

NONE


Instructions to Item 2.

1. In column (a) indicate by a symbol loans which were in default as to interest or principal for 90 days or more or which were carried on the books of the bank at less than principal amount or for which a specific reserve was carried.
2. Loans extended in conjunction or participation with others should be so designated and the proportionate interest of the bank in the loan and the security pledged thereunder should be indicated.
3. See General Instruction 7. Public disclosure.

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3. The following tabulation identifies all representatives of the bank on the board of directors of any public-utility or holding agency, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period:


Name of	Name of		Official Position	Official Position
Company	Individual		with Company		with Bank
 (a)           (b)                (c)                (d)

NONE


4. The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1 or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period:

Name of		Name of		Position of Borrower		Amount of
Company		Borrower		With Company			Loans

   (a)		   (b)			(c)				    (d)

NONE


Instructions to Item 4.

1. The term "fully secured" means secured by readily marketable securities dealt in on any national securities exchange or in any recognized over-the-counter market, equal in value at least to the amount of the loan, or secured by life insurance policies having a cash surrender value at least equal to the amount of the loan.
2. Loans extended in conjunction or participation with others should be so indicated and the proportionate interest of the bank in the loan indicated.
3. See General Instruction 7.Public disclosure.














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5. The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement.

Name of Company		Amount of Indebtedness			Form of
Indebtedness
(a)					(b)					(c)

Ohio Edison Co.			$22,293,000				Leveraged lease
Secured by letter of
credit issued by
Societe Generale


6. The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank's capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:


Name of Company		Amount of Fees		Services for Which Fees
Were Paid
(a)				(b)				(c)

Ohio Edison				$45,795			Owner/Trustee
Leveraged Lease



7. This statement covers all foreign as well as domestic offices of this bank and its subsidiaries, except as follows:


29 March 1999
[CORPORATE SEAL]			State Street Bank and Trust Company
(subsidiary of State Street Boston Corp.)
Attest:
(Name of Bank)
By
/s/Mary-Sue Spain					/s/Janet A. Denneen
(Signature of Officer)					(Signature of Officer)
Assistant Vice-President				Assistant Secretary
(Title)							(Title)



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<F1>


Name of Company					Total Owned,
and Description					Controlled or		Nature of
of Securities	Total Outstanding	Held by Bank		Holding
(a)			(b)				(c)			   (d)

Bethlehem Steel Corp.
(The Manufacturers Water Co.)
Common Stock		130,146,988		10,250,579 shs		As Trustee
Or Inv.
Advisor


First Energy
(Ohio Edison, Centurion Energy)
Common Stock		237,069,087		12,414,100 shs		As Trustee,
Co-Trustee
Or Inv.
Advisor


Edison International
(Southern California Edison)
Common Stock		434,888,104		34,685,992 shs		As Trustee
Or Inv.
Advisor
























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GENERAL INSTRUCTIONS FOR FORM U-3A3-1

1. Use of form. - A bank is not exempt from any provision of the Public Utility Holding Company Act of 1935 by virtue of Rule U-3 unless the bank holds on the last day of February of any year no securities or evidence of indebtedness of the type and amounts required to be reported under items 1 or 2 of this form or unless, holding any such securities or evidences of indebtedness at such date, it thereafter files a statement on Form U-3A3-1 to cover the preceding 12-month period.
The entire form should be filed out. If a particular item is inapplicable or if the answer is "None," so state.
2. Time of filing. - In order to keep on file with the Commission an effective statement, the bank should file a statement on form U-3A3-1, as of the last day of February in each year, within 30 days thereafter.
3. Number of copies. - Only the original needs to be filed. If a duplicate is submitted, it will be returned to the bank stamped to show date of receipt by the Commission.
4. Meaning of terms. - The terms "public-utility company", "holding company" and "voting securities" shall have the meanings set forth in
Section 2(a) of the Act. The term "public-utility company" need not include any company declared not to be such pursuant to Sections 2(a)(3) or 2(a)(4) of the Act or any company which drives no material part of its income, directly or indirectly, from sources within the United States. The term "holding company" need not include any company declared not to be such pursuant to Section 2(a)(7) or which is either exempt as such pursuant to a rule or order under subsections (3), (4) or (5) of Section 3(a) of the Act or has pending an application for exemption under any of such subsections. The terms "officer" and "director" have the meanings set forth in Rule U-70(c).
Securities owned, controlled, or held by branches of the bank, including domestic and foreign branches, offices, and subsidiaries, shall be considered as owned, controlled, or held by the bank. Securities owned, controlled, or held by a foreign branch or office of the bank or of a subsidiary of the bank (in the regular course of business of such branch, office or subsidiary) need not be included provided the principal amount or par or stated value of the securities of any one company so owned, controlled, or held by any such branch or office does not exceed $10,000. Securities issued by subsidiaries of holding companies are owned, controlled, or held by the bank.
5. Limitation on responsibility of bank. - The filing of a statement on this form shall be deemed a representation by the bank that it has made reasonable efforts to ascertain whether companies whose voting securities it owned, controlled, or held are public-utility companies or holding companies as defined in the Act, but the bank shall not be responsible for failure in good faith to include in the statement data as to its holdings in any company whose name or general reputation does not indicate a probability that it is such a company.

-7-

A statement shall not be invalid because of any inaccuracy which is not willful, provided the inaccuracy is corrected when brought to the attention of the bank. The inclusion of any security in the statement shall not (unless otherwise expressly stated therein) be deemed an admission that the bank does in fact own, control, or hold the power to vote such security within the meaning of Section 2(a)(7)(A) of the Act. The inclusion of the securities of any company shall not be deemed an expression of any option by the bank that such company is in fact subject to the provisions of the Act.
6. Foreign branches. - Where the bank cannot conveniently include in this statement information as to one or more foreign branches, the bank shall indicate this omission in answer to item 7 of the statement, and as early as possible, shall file a second statement on this form with respect to such branches. To the extent that it may not be feasible to supply information concerning any foreign branch the bank may request written instructions to modify certain items of the form in so far as they concern such branch or to furnish such information as of a different date.
7. Public disclosure. - The bank may object, pursuant to the provisions of Rule U-104, to public disclosure of any information contained in this statements on this form. If any such objection concerning a customer's loan or credit is made on behalf of the customer's loan or credit is made on behalf of the customer as well as the reporting bank, no disclosure thereof will be made without notice both to the bank and such customer.
8. Reliance on statistical manuals. - A bank shall be entitled to rely on any standard manual of financial data to determine the total number of shares of any class of outstanding voting securities, the voting rights of any securities, the assets of any company and the names of the directors of any company.